June 12, 2018

Craig Arakawa
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Foresight Energy LP Form 10-K for the Fiscal Year Ended December 31, 2017 Response Dated May 14, 2018 File No. 001-36503

Dear Mr. Arakawa:

This letter sets forth Foresight Energy LP’s (the “Partnership”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) set forth in your letter dated May 31, 2018 (the “Comment Letter”), regarding the Form 10-K for the Fiscal Year Ended December 31, 2017.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2017

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Impairment of Depreciable Assets, page 77

1.

In your response to Comment 1, you state that the decrease in your mineral reserves from 3.052 billion tons in 2015 to 2.099 billion tons in 2016 was primarily due to the removal of 545 million clean recoverable tons at Hillsboro and 389 million clean recoverable tons at Macoupin from your table of estimated recoverable and initially assigned coal re serves. Please tell us if you assessed whether this decrease in reserves represented an indicator of impairment of your long-lived assets at Hillsboro and Macoupin mines in fiscal 2016 and describe the results of any impairment tests that you performed. To the extent that you did not perform impairment tests related to this potential triggering event, please tell us why you believe testing was not necessary. In addition, please tell us how these declines in reserves were factored into your determination of fair value of the underlying assets of Hillsboro and Macoupin upon application of pushdown accounting. Please refer to the guidance in FASB ASC 360-10-35-21.

Response:  The Partnership acknowledges the Staff’s comment and advises that during the fiscal year ended December 31, 2016, we established a $74.6 million reserve against our contractual prepaid royalties associated with these reserves as our ability to recoup these minimum royalty payments was improbable.  These reserves were undeveloped and would have required significant capital investment to mine.  The reduction of these reserves from the mine plans did not have a material net impact on existing or forecasted cash flows associated to the existing Hillsboro or Macoupin assets such that the reduction in reserves was not deemed an indicator of impairment.  Furthermore, no other indicators of impairment within ASAC 360-10-35-21 were noted, thus a detailed recoverability test was not deemed necessary.  The establishment of the prepaid royalty reserve was disclosed within Note 15 of the Partnership’s 2016 consolidated financial statements.

In regards to how the decline in reserves was factored into our determination of fair value of the underlying assets of Hillsboro and Macoupin upon application of pushdown accounting, the Partnership advises the Staff that the discounted cash flow models utilized in determining the fair value of our underlying assets did not include any cash flows from the 545 million and 389 million clean recoverable tons removed during the fiscal year ended December 31, 2016, at Hillsboro and Macoupin, respectively.

3. Recent Transactions and Events

Pushdown Accounting, page 82

2.

In your response to comment 4 you state that “the pushdown accounting adjustments to record the assets and liabilities of the Partnership to fair value did not result in any goodwill and that any bargain purchase gains that may have been recognized by the acquirer were recorded as an increase to the Partnership’s net assets, with a corresponding adjustment to Partners’ Capital in accordance with ASC 805-50-30-11.”  Please confirm whether the acquirer recorded any goodwill as a result of the acquisition and if true, explain your basis for excluding the goodwill in applying pushdown accounting, providing the authoritative literature that supports your view.

Response: The Partnership acknowledges the Staff’s comment and confirms that the acquirer did not record any goodwill as a result of the acquisition.  For further clarification, the Partnership advises the Staff that as noted in the response dated May 14, 2018, (the “May 14 Response Letter”) to comment 4 of your letter dated April 11,

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2018, the acquisition of the Partnership by the acquirer represented a business combination achieved in stages in accordance with ASC 805-10-25-8 through 25-10, whereby the acquirer obtained control of the Partnership through its acquisition of additional interests in the Partnership’s general partner.  Consistent with the provisions within this guidance, the acquirer consolidated the Partnership and remeasured its previously held interest in the Partnership at its Acquisition Date (as defined in the May 14 Response Letter) fair value, resulting in a gain on the acquisition recognized by the acquirer.  The amount of the gain recognized by the acquirer was not material to disclose within the Partnership’s consolidated financial statements.  The acquirer obtained control of the Partnership by obtaining additional interest in our general partner based on a price that was fixed prior to the Acquisition Date, thus resulting in the immaterial gain and no goodwill being recognized by either the acquirer or the Partnership.  In accordance with ASC 805-50-30-10 through 30-11, the Partnership’s assets and liabilities were adjusted to fair value to reflect the new basis of accounting.  The difference between the fair value and carrying value was recognized as a pushdown accounting adjustment in Partners’ Capital, which included the immaterial gain recognized by the acquirer.  As disclosed in Note 3 to the Partnership’s consolidated financial statements, the Acquisition Date carrying value of the Partnership’s net assets was $(163) million compared to a fair value of $789 million, resulting in an adjustment to Partners’ Capital of $952 million.

We appreciate the Staff’s comments and request the Staff contact me at (314) 932-6160 or at jeremyharrison@coalsource.com with any questions or comments regarding this letter.

Sincerely,

/s/ Jeremy J. Harrison

Jeremy J. Harrison
Chief Accounting Officer

cc:	Robert D. Moore
Chairman, President, and Chief Executive Officer

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